Exhibit 99.3

ANNEX A

THE 2017 EMPLOYEE STOCK OPTION PLAN

Employee Stock Option Plan

of QIWI plc

2017

(hereinafter referred to as the “ESOP” or the “Plan”)

1.	Certain Definitions.

The capitalized terms set forth below shall have the meaning prescribed hereunder for purposes of the Plan:

The Company	means QIWI plc, a company established under the Law of Cyprus with the registered address 12 Kennedy Avenue, Kennedy Business Centre, P.C. 1087, Nicosia, Cyprus, registration number 193010.

Beneficial Owner	a Beneficial Owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (1) voting power which includes the power to vote, or to direct the voting of, such security; and/or (2) investment power which includes the power to dispose, or to direct the disposition of, such security.

Change of Control	A transaction or series of related transactions as a result of which any Founder holding as of the date of this Plan directly or indirectly more than fifty (50) percent of the voting rights exercisable at general meetings of the members of the Company ceases to Control the Company.

Control

in relation to a Person means the direct or indirect holding or control of:

(a)    a majority of the voting rights exercisable at general meetings of the members of that undertaking on all, or substantially all, matters;

(b)    the right to appoint or remove directors having a majority of the voting rights exercisable at meetings of the board of directors of that undertaking on all, or substantially all, matters,

and (i) where an undertaking is not a company, references above to directors, general meetings and members shall be deemed to refer to the equivalent bodies in such undertaking; and (ii) “Controlled” and “Controlling” shall have a corresponding meaning.

Exercise Notice

means the notice duly executed by the option holder or the Beneficial Owner that stipulates the desire of the option holder or the Beneficial Owner to exercise certain number of options and that contains the following information:

•    Date

•    Number of options to be exercised;

•    Indication whether the options are intended to be exercised in cash or by way of a cashless exercise

Founder	means any Person that holds directly or indirectly class A shares as of the effective date of the Plan as set out in clause 14.2 herein.

Group	means the Company and all its Subsidiaries.

Expiration Date	December 31, 2023. Notwithstanding the foregoing, the Administrator may select a different Expiration Date for Options issued hereunder, not more than five (5) years from the date of grant of such Options.

Person	means any individual, partnership, company, legal person, unincorporated organization, trust (including the trustees in their aforesaid capacity) or other entity.

Shares	means Class B shares of the Company.

Subsidiary	means in relation to an undertaking (the holding undertaking), any other undertaking which the holding undertaking Controls and any undertaking which is a Subsidiary of another undertaking is also a Subsidiary of any undertaking of which that other is a Subsidiary.

2.	Objectives.

The Company has approved the ESOP in respect of its Shares to achieve the following goals:

2.1.	Align interests of the shareholders and the management of the Company by providing to the key employees and service providers of the Company and its Affiliates an opportunity to participate in a long-term growth of the Company’s value.

2.2.	Increase investment attractiveness and market capitalization of the Company.

2.3.	Provide competitive remuneration and retain key employees of the Company and its Affiliates.

2.4.	Alignment with practice of public companies.

3.	Major terms and conditions of the ESOP.

3.1.	Eligibility. The Board of Directors of the Company (the Board) or a committee thereof shall select recipients of Options hereunder (the Participants) from among those key employees and service providers of the Group who, in the opinion of the Board or such committee, as applicable, are in a position to make a significant contribution to the success of the Group. While selecting the Participants among the employees and officers of QIWI Group, the Board or such committee shall apply including but not limited to the following criteria:

•	high-level efficiency of the employee’s work performance;

•	adherence to corporate values and strategy;

•	worth of the employee for the Group’s success.

The Board shall determine any awards of Options to the Chief Executive Officer of the Company (the CEO).

Members of the Board are eligible to receive the Options under the Plan subject to stockholders approval to the extent, if any, such approval is required by the applicable law or the Memorandum and Articles of Association of the Company (the Articles).

The Board may delegate its authority under the Plan to the CEO in its sole discretion and subject to applicable laws and regulations.

3.2.	Administration. Either the Board, a committee thereof or the CEO, if so resolved by the Board, acting as administrator of the Plan (the Administrator), shall have the authority (hereinafter – in case of the CEO with such scope of authority as delegated by the Board) to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it deems advisable. The Administrator may construe and interpret the terms of the ESOP and any Option granted under the Plan. The Administrator may correct any defect, supply any omission or reconcile any inconsistency in the ESOP or any Option in the manner and to the extent it shall deem expedient to carry the Plan into effect. The Administrator may approve the amendment of any Option in accordance with the terms of the ESOP. All decisions by the Administrator shall be made in its sole discretion, and shall be final and binding on all persons having or claiming any interest in the Plan or in any Options provided that the decision of the Administrator shall not contradict Clause 14 of the Plan.

3.3.	Options. Participants shall receive a right (an Option) entitling the Participant to acquire Shares upon satisfaction of the vesting conditions set forth in the applicable award agreement and payment of the applicable price per Share (the Exercise Price).

3.4.	Available Shares. Subject to the provisions of this Section 3 and to adjustment under Section 4 (Adjustment), grants of the Options may be made under the Plan for up to a maximum number of Shares equal to ten (10) percent of the aggregate number of class A Shares and class B Shares issued and outstanding (by number) from time to time (the Pool). If any Option granted under this Plan expires, terminates or is canceled for any reason without having been exercised in full, the number of Shares underlying such expired, terminated or cancelled Option shall again be available for the purpose of awards under the Plan.

3.5.	Exercise Price. The Administrator shall determine the Exercise Price applicable to the Options granted under the Plan, provided that it shall not be less than the average closing price per-Share of the Shares being traded in the form of American depositary shares on the NASDAQ Global Select Market for the five (5) business days immediately preceding the grant date or the par value of the Shares, whichever is higher, provided that for Participants who are United States taxpayers, the Exercise Price shall be not less than such closing price for the business day immediately preceding the grant date.

3.6.	Effect of Cashless Exercise. In the event that the Participants elects to acquire the Shares through any Option pursuant to a cashless exercise, the portion of the Options identified in the Exercise Notice shall be cancelled upon the exercise and the Participant shall receive the number of Shares underlying the Options (or portion thereof) being exercised reduced by that number of Shares having an aggregate fair market value equal to the exercise price of the Options being exercised, and further reduced by that number of Shares having an aggregate fair market value equal to the taxes the Company is required to withhold in respect of the Option exercise pursuant to applicable law. For Participants who are United States taxpayers, “fair market value” shall be calculated in a manner that doesn’t result in violation of United States Internal Revenue Code Section 405A.

For the purposes of this procedure, the “fair market value” of a share shall be a weighted average price of the Shares being traded in the form of American depositary shares on the NASDAQ Global Select Market for the three (3) completed trading days, preceding the date the Exercise Notice is delivered, which shall be calculated as the sum of products of the daily trading volume for each respective trading day multiplied by the closing price of stock on such trading day, divided by the aggregate trading volume for such three (3) completed trading days, as calculated based on the data provided by any of the NASDAQ Global Select Market, Bloomberg or Reuters (as elected by the Administrator in its sole discretion) by mail, including electronic mail, or on its respective internet site, as the case may be.

No fractional shares shall be issued pursuant to this procedure and any fractional amount resulting from calculation above shall be settled in cash.

The par value of the Shares issued pursuant to this procedure shall be paid up by a Subsidiary, which employs and/or contracts the Participant exercising the Options.

3.7.	Terms and Conditions. The Administrator shall determine the terms of all Options, subject to the limitations provided herein, and shall furnish to each Participant an agreement (the Award Agreement) setting forth the terms applicable to the Participant’s Option. By accepting an Award Agreement, the Participant agrees to the terms of the Option (as set forth in the Award Agreement) and of the Plan. In the event of a conflict between the terms and conditions of the Plan and the terms and conditions of the Award Agreement, the terms and conditions of the Plan shall prevail. Such terms and conditions may include, without limitation, an obligation of the Participant to agree to a lock-up arrangements with respect to Shares acquired pursuant to the Option. Terms and conditions of Options may differ amongst different Participants and different grants of Options.

3.8.	Tax Preparation. The Company shall provide Participants with assistance regarding the preparation of the appropriate tax return in respect of Options granted under the Plan provided that such assistance shall be rendered within two (2) years after the first vesting provided that such assistance shall not exceed EUR 100,000 per year in the aggregate for the Company.

3.9.	Vesting. The Administrator shall decide solely on vesting schedule of each Participant subject to the Participant’s continued employment with the Company or a Subsidiary. Options, which have not become vested as of the date of termination of the Participant’s employment or service, shall be forfeited upon such termination. Option holders shall have thirty (30) days following termination of employment or service to exercise vested Options, but not beyond the Expiration Date. Any options that have not been exercised in such thirty (30)-day period shall be terminated and may no longer be exercised.

3.10.	Change in Control. Each outstanding Option shall become fully vested immediately upon the occurrence of a Change in Control.

3.11.	Expiration Date. Except as otherwise set forth herein, each then outstanding Option shall terminate upon the Expiration Date with respect to such Option.

4.	Adjustment.

In the event of any stock split or combination of shares (including a reverse stock split), reorganization, recapitalization, large, special and non-recurring dividend, split-up, spin-off, merger, exchange of stock, redemption, repurchase, consolidation, other change in the capital structure of the Company, sale of assets or other similar event which requires adjustment in the good faith determination of the Administrator in order to avoid the enlargement or dilution of rights hereunder, the Administrator shall make adjustments to the maximum number Shares that may be delivered under the Plan, and the Exercise Price of any Options and also make such changes in the number and kind of shares of stock, securities or other property (including cash) covered by outstanding Options, and the terms thereof, as the Administrator determines to be appropriate, provided that the decision of the Administrator shall not contradict Clause 14.1. References in the Plan to Shares shall be construed to include any stock or securities resulting from an adjustment pursuant to this Section 4.

5.	Transferability. Lock-up.

Subject to applicable law each Participant is entitled to sell, transfer or dispose in any manner all Shares which such Participant has acquired from time to time by way of the exercise of the Options granted under this ESOP, provided that the Participant unconditionally agrees to comply with such lock-up arrangements as may be set up by the Administrator at its own discretion from time to time or required by underwriters or the Company in connection with any underwritten public offering of equity interests of the Company pursuant to a registration statement declared effective under the United States Securities Act of 1933, as amended, which restrictions may continue to apply following the termination of the Participant’s employment or service.

6.	Exercise, allotment and cashless exercise.

6.1.	Any Exercise Notice shall be provided by the Participant or the Beneficial Owner by mail, fax or e-mail to the secretary of the Company or to any other officer of the Company as may be decided by the Board, accompanied by confirmation of payment of the applicable Exercise Price and any required tax payments, in each case in such currency as the Board may require.

6.2.	The Company shall allot to the Participant the Shares subject to the Exercise Notice within 10 (ten) business days following the date of submission of the Exercise Notice and payment of the Exercise Price to the Company.

6.3.	The Company may also permit Participants to exercise Options hereunder pursuant to a cashless exercise, as set out in clause 3.6. of this Plan, either using a broker-assisted cashless exercise program or permitting the Participant to effect a net exercise with the Company.

6.4.	The Company shall within 90 days of the allotment of any Shares provide to the Participant an extract from the Company’s Register of Members, showing the Participant’s shareholding (as increased, if applicable).

7.	No Assignment.

No Option granted under this ESOP may be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner (other than pursuant to the laws of descent and distribution), nor may a Participant enter into any derivative agreement or other similar hedging arrangement relating to any Option without prior written consent of the Company provided that the exercise of the Options shall not be considered to be any type of disposal.

8.	Governing law

This Plan shall be governed by, and be construed in accordance with, the Laws of England and Wales.

9.	Confidentiality.

Participants shall be required, as a condition to the receipt and retention of any Option hereunder, to keep strictly confidential the terms of such Participant’s participation in this ESOP and shall agree not to discuss the terms of such participation with any other employee or consultant of the Company or any other third party; provided that nothing herein shall prevent the disclosure of these terms to the Participant’s legal or tax advisors or as may be required to be disclosed in any prospectus prepared in connection with any public offering of the Company’s securities or as required by law.

10.	Share capital.

Nothing herein shall restrict the ability of the Company to increase its issued share capital (with the consequent dilution of the Participant’s percentage shareholding in the Company or the Participant’s potential shareholding in the Company as the case may be) or issue preference shares or other shares ranking in priority to the Shares that may be purchased pursuant to each Option).

11.	Rights and obligations associated with the Shares.

Any Shares acquired pursuant to the Options shall be subject to any and all the rights associated with the shares of the Company in accordance with the provisions set out in the Articles of Association of the Company or otherwise contained in any shareholders’ agreements relating to the Company existing from time to time.

12.	Death or incapacity of the option holder.

If a Participant (or, in the case of a Participant that is an entity providing services to the Company, its Beneficial Owner) dies or is determined to be incapacitated by court while employed by or providing services to the Group, the Options may (subject to any vesting and termination provisions as set out in this ESOP) be exercised at any time within twelve (12) months following the date of death or incapacitation (but not beyond the Expiration Date) by the applicable individual’s personal representatives or by a person who acquired the right to exercise the Option by bequest or inheritance. If the Options are not so exercised within the time specified herein, the Options shall terminate.

13.	Shareholder notices.

Prior to the exercise of any Option, the Company shall not be obliged pursuant to the provisions of this Plan to provide the Participant with copies of any notices, circulars or other documents sent to shareholders of the Company.

14.	Amendment; Term.

14.1.	The Board, in its sole and absolute discretion, may at any time or times amend or alter the Plan or any outstanding Option and may at any time terminate or discontinue the Plan as to any future grants of Options; provided, that the Board may not, without the Participant’s consent, amend, alter or terminate the terms of an Option or the Plan so as to affect adversely the Participants’ or a Participant’s existing rights under an Option or the Plan. Any amendments to the Plan shall be conditioned upon stockholder approval only to the extent, if any, such approval is required by applicable law, regulation or listing rule, as determined by the Board.

14.2.	The Plan shall become effective as of December 27, 2017 and shall expire on the tenth anniversary thereof (unless terminated earlier by the Board); provided that outstanding Options granted prior to such expiration (if any) shall remain outstanding in accordance with their terms following such expiration.

15.	Legal requirements.

The Company may require, as a condition to the delivery of Shares pursuant to the Plan or removing any restriction from Shares previously delivered under the Plan, that all legal matters in connection with the issuance and delivery of such Shares have been addressed and resolved. The Company may require, as a condition to exercise of the Option, such representations or agreements as counsel for the Company may recommend. The Company may require that certificates evidencing Shares issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Shares, and the Company may hold the certificates pending lapse of the applicable restrictions.